Exhibit 99.1

                            Explanation of Responses

(1) As described in the Schedule 13D/A (the "13D/A") filed with the Securities and Exchange Commission by the Reporting Person on October 17, 2006 with respect to the Issuer's securities, D. E. Shaw Laminar Portfolios, L.L.C. ("Shaw"), Goldman, Sachs & Co. ("Goldman"), and Par IV Capital Management LLC ("Par IV"), Sigma Capital Associates, LLC ("Sigma Associates" and together with Shaw, Goldman and Par IV, the "Significant Equityholders") and the Issuer entered into an Equity Commitment Agreement, which agreement is more fully described in the 13D/A. Pursuant to the Equity Commitment Agreement, among other terms, the Issuer was required to (i) conduct a rights offering in conjunction with and pursuant to a plan of reorganization, and (ii) sell a call option (the "Call Option") under which the Significant Equityholders would have the option to purchase certain shares of Common Stock for a cash payment equal to $2.25 per share.

     On February 12, 2007 (the "Effective Date"), the Issuer's Second Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code (the "Second Amended Plan"), as confirmed by the U.S. Bankruptcy Court for the District of Delaware on February 1, 2007, became effective and the Issuer emerged from Chapter 11 bankruptcy protection. As described in the Schedule 13D/A filed with the Securities and Exchange Commission by the Reporting Person on February 14, 2007 with respect to the Issuer's securities, on February 12, 2007, Sigma Associates exercised its portion of the Call Option sold pursuant to the Second Amended Plan and the Call Option Agreement (as defined in the Second Amended Plan). Sigma Associates paid the Issuer a premium of $332,000 to exercise its portion of the Call Option. Under the Call Option, Sigma Associates purchased 631,919 shares of Common Stock issued by the Issuer on the Effective Date. Accordingly, when combined with the shares of Common Stock previously held by Sigma Associates and the 5,763,800 shares of Common Stock purchased by Sigma Associates on the Effective Date pursuant to the rights offering conducted by the Issuer in connection with the Second Amended Plan, the aggregate number of shares of Common Stock beneficially owned by Sigma Associates is 8,695,719 which represents 9.3% of the Issuer's outstanding Common Stock.

(2) Sigma Associates holds 8,695,719 shares of Common Stock (the "Sigma Associates Shares"). Pursuant to an investment agreement, Sigma Capital Management, LLC ("Sigma Management") has investment and voting power with respect to the securities held by Sigma Associates. Accordingly, Sigma Management may be deemed to be a beneficial owner of the Sigma Associates Shares covered by this statement for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     Steven A. Cohen ("Mr. Cohen" and, together with Sigma Associates and Sigma Management, the "Sigma Reporting Persons") controls Sigma Management. Accordingly, Mr. Cohen may be deemed to be a beneficial owner of the Sigma Associates Shares for purposes of Rule 13d-3 under the Exchange Act. Each of Sigma Management and Mr. Cohen disclaim beneficial ownership of any of the securities covered by this statement.